Exhibit 2

Chunghwa Telecom Reports Consolidated Operating Results

for the Second Quarter and First Half of 2012

Taipei, Taiwan, R.O.C. August 30, 2012 - Chunghwa Telecom Co., Ltd. (TAIEX: 2412, NYSE: CHT) (“Chunghwa” or “the Company”) today reported its operating results for the second quarter and first half of 2012. All figures were prepared in accordance with generally accepted accounting principles of the Republic of China (“ROC GAAP”) on a consolidated basis.

(Comparisons, unless otherwise stated, are to the prior year period)

Second Quarter 2012 Financial Highlights

-	Total net revenue was flat at NT$54.19 billion
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Mobile communications revenue increased by 10.7% to NT$24.74 billion; mobile value-added services (VAS) revenue increased by 33.6% to NT$5.04 billion; handset sales revenue increased by 34.9% to NT$6.65 billion

-	Internet revenue decreased by 4.0% to NT$6.0 billion; internet VAS revenue increased by 7.5% to NT$0.72 billion
-	Domestic fixed communications revenue decreased by 6.8% to NT$18.44 billion
-	International fixed communications revenue increased by 0.2% to NT$3.87 billion
-	Total operating costs and expenses increased by 1.9% to NT$39.75 billion
-	Net income totaled NT$11.27 billion, representing a 15.2% decrease
-	Basic earnings per share (EPS) was NT$1.46

First Half 2012 Financial Highlights

-	Total net revenue increased by 2.5% to NT$109.61 billion
-	Mobile communications revenue increased by 11.3% to NT$50.32 billion; mobile VAS revenue increased by 31.5% to NT$9.59 billion; handset sales revenue increased by 44.5% to NT$14.55 billion
-	Internet revenue decreased by 1.2% to NT$12.19 billion; internet VAS revenue increased by 4.8% to NT$1.30 billion
-	Domestic fixed communications revenue decreased by 4.0% to NT$37.44 billion
-	International fixed communications revenue decreased by 1.8% to NT$7.51 billion
-	Total operating costs and expenses increased by 8.1% to NT$83.83 billion
-	Net income totaled NT$20.76 billion, representing a 17.4% decrease
-	Basic EPS was NT$2.68

Dr. Shyue-Ching Lu, Chairman and Chief Executive Officer of Chunghwa Telecom, commented, “In spite of continued regulatory pressure and intense market competition, we were very pleased that we were able to meet our earlier guidance for the first half of 2012.   In an effort to stay ahead in this evolving telecom landscape, we continue to take proactive steps in key growth areas necessary to stabilize our core business, while making notable progress in capturing new business opportunities.  As an example, our mobile VAS business continued its strong growth momentum this quarter with revenue growing 33.6% year-over-year.  New efforts to offer customized promotional packages catering to the varied needs of new customers as well as upgrade promotions targeting our 10 million subscribers is proving successful.  Building upon our leadership as the largest integrated telecommunications company in Taiwan, we believe our comprehensive services offering and new initiatives will further extend our customer reach and strengthen our foundation in Taiwan’s dynamic telecom industry.

Revenue

Chunghwa’s total net revenue for the second quarter of 2012 was flat at NT$54.19 billion, of which 45.7% was from the mobile business, 11.1% was from the internet business, 34.0% was from the domestic fixed business, 7.1% was from the international fixed business, and the remainder was from others.  The mobile VAS revenue and handset sales kept its growth momentum. However, the growth was offset by the decline in mobile voice revenue attributable to the marketing campaign and the NCC tariff reduction. The decline in Domestic Ling Distance (“DLD”) and broadband revenue due to tariff cuts also contributed to overall flat growth.

Total revenue for the mobile business amounted to NT$24.74 billion for the second quarter 2012, representing a year-on-year increase of 10.7%, mainly due to growth in mobile VAS revenue and handset sales relating to smartphone promotions, which offset the impact of market competition and the NCC tariff reductions.

Chunghwa’s internet business revenue decreased by 4.0% year-over-year to NT$6.0 billion in the second quarter of 2012, mainly attributable to HiNet tariff reductions along with the Company’s voluntary broadband tariff reductions, as well as the National Communication Committee (“NCC”) tariff reduction.

For the second quarter of 2012, domestic fixed revenue totaled NT$18.44 billion, representing a decrease of 6.8% year-over-year. Local revenues decreased by 5.0% year-over-year, mainly due to the mobile substitution. The 36.4% decline in Domestic Long Distance (“DLD”) revenues was mainly due to tariff reduction starting this year.

Broadband access revenue, including ADSL and Fiber connections (“FTTx”), decreased by 7.0% year-over-year to NT$4.78 billion, primarily due to the Company’s voluntary broadband tariff reductions, as well as the mandated NCC tariff reduction.

International fixed line revenue was flat at NT$3.87 billion, where the increase of leased line revenue was offset by the decrease in international long distance (“ILD”) service revenue.

Other revenue decreased by 47.6%, primarily due to the decrease in construction revenue from our property development subsidiary.

For the first half of 2012, total revenue was NT$109.61 billion, a 2.5% increase compared to the same period last year. Of this total, 34.2% was contributed by the domestic fixed business, 45.9% was from the mobile business, 11.1% was from the Internet business, the international fixed business accounted for 6.9%, and the remainder was from others.

Operating Costs and Expenses

Total operating costs and expenses for the second quarter of 2012 amounted to NT$39.75 billion, an increase of 1.9% compared to the same period of 2011. This increase was mainly from higher costs of handsets sold. Depreciation, maintenance & material and rental expenses also increased in order to support our broadband and mobile internet service promotion.

Separately, the Company’s reversal of doubtful account of NT$1.56 billion, which accounted for 3.9% of total operating costs and expenses for the second quarter, explained the difference of NT$1.40 billion between its audited unconsolidated pretax income and its unaudited unconsolidated pretax income announced on July 10th, 2012 for the second quarter of this year. Chunghwa has effectively implemented new measures which have enhanced the collection of accounts receivable.  These new procedures, which include enhanced credit assessments, a strengthening in overall risk management and improvements in bill collection practices, have resulted in a significant decrease in uncollected receivables.  These improvements have resulted in a reversal in the allowance for bad debt.

Total operating costs and expenses for the first half of 2012 increased by 8.1% year-over-year to NT$83.83 billion, due mainly to higher costs of handsets sold, Information and Communication Technology (“ICT”) project cost and maintenance & material expenses .

Non-Operating Gains/Losses

Non-operating losses for the second quarter of 2012 increased NT$1.31 billion compared to the same period of 2011, mainly due to a NT$1.26 billion real estate impairment charge in June 2012. In conjunction with Chunghwa’s planned adoption of International Financial Reporting Standards (“IFRS”) in 2013, the Company performed an assessment of its real estate and recorded an impairment charge.

Income Tax

Income tax expense for the second quarter of 2012 was NT$2.07 billion, representing a 10.7% decrease, compared to NT$2.32 billion for the same period of 2011. The decrease is because of the lower pretax income year-over-year.

EBITDA and Net Income

EBITDA for the second quarter of 2012 decreased by 3.6%, amounting to NT$22.58 billion. Income from operations decreased by 6.3% to NT$14.44 billion. In order to support our broadband and mobile internet service promotion, Chunghwa had higher operating costs and expenses year over year, while total revenue was flat compared to the same period 2011 resulting from the growth in mobile revenue relating to smartphone promotions, which offset by the tariff reductions.

The EBITDA margin for the second quarter of 2012 was 41.7% compared to 43.0% in the same period of 2011, and the operating margin was 26.7%, compared to 28.3% in the previous year. Net income decreased by 15.2% year-over-year to NT$11.27 billion. Earnings per share decreased to NT$1.46.

Capital Expenditure (“Capex”)

Total capex for the second quarter of 2012 amounted to NT$7.54 billion, a 36.0% year-over-year increase. Of the NT$7.54 billion capex figure, 61.6% was used for the domestic fixed communications business, 22.0% was for the mobile business, 6.3% was for the internet business, 7.6% was for the international fixed communications business, and the remainder was for other uses.

Cash Flow

Cash flow from operating activities for the second quarter of 2012 decreased by 12.8% year-over-year to NT$14.19 billion, mainly due to the decline of income from operations compared with the same period of 2011.

Business and Operational Highlights

Broadband/HiNet

■

This year, the Company is continuing to execute on its strategy to encourage FTTx migration. As of June 30th, FTTx subscribers had reached 2.61 million, accounting for 57.2% of total broadband users. Moreover, subscribers signing up for 50M connections reached 683,000, in line with the Company’s expectation.

■	HiNet broadband subscribers totaled 3.75 million at the end of June 2012, a year-over-year increase of 3.4%.

Mobile

■	As of June 30th, 2012, Chunghwa had 10.13 million mobile subscribers, a 2.7% increase year-over-year.
■

As of June 30th, 2012, the Company had 2.0 million mobile internet subscribers, demonstrating strong growth of 74.3% year-over-year. The company believes that its 2.35 million subscribers target at the end of 2012 remains attainable.

■

Mobile VAS revenue for the second quarter of 2012 rose 33.6% year-over-year to NT$5.04 billion, with mobile internet revenue increasing 54.2% year-over-year, remaining the largest contributor to VAS revenue.

Domestic/International Fixed-line

■	As of the end of June 2012, the Company maintained its leading fixed-line market position, with fixed-line subscribers totaling 11.92 million.

■	As of June, 30 2012, Chunghwa’s Multimedia-on-Demand (MOD) subscriber number has exceeded 1.13 million and continues to rise, suggesting that the enriched content is meeting customer needs.

Financial Statements

Financial statements and additional operational data can be found on the Company’s website at http://www.cht.com.tw/ir.

NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Chunghwa’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors including, but not limited to the risks outlined in Chunghwa’s filings with the U.S. Securities and Exchange Commission on Forms F-1, F-3, 6-K and 20-F, in each case as amended. The forward-looking statements in this press release reflect the current belief of Chunghwa as of the date of this press release and Chunghwa undertakes no obligation to update these forward-looking statements for events or circumstances that occur subsequent to such date, except as required under applicable law.

This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

SPECIAL NOTE REGARDING NON-GAAP FINANCIAL MEASURES

A body of generally accepted accounting principles is commonly referred to as “GAAP”. A non-GAAP financial measure is generally defined by the SEC as one that purports to measure historical or future financial performance, financial position or cash flows but excludes or includes amounts that would not be so adjusted in the most comparable U.S. GAAP measure. We disclose in this report certain non-GAAP financial measures, including EBITDA. EBITDA for any period is defined as consolidated net income (loss) excluding (i) depreciation and amortization, (ii) total net comprehensive financing cost (which is comprised of net interest expense, exchange gain or loss, monetary position gain or loss and other financing costs and derivative transactions), (iii) other expenses, net, (iv) income tax, (v) cumulative effect of change in accounting principle, net of tax and (vi) (income) loss from discontinued operations.

In managing our business we rely on EBITDA as a means of assessing our operating performance. We believe that EBITDA can be useful to facilitate comparisons of operating performance between periods and with other companies because it excludes the effect of (i) depreciation and amortization, which represents a non-cash charge to earnings, (ii) certain financing costs, which are significantly affected by external factors, including interest rates, foreign currency exchange rates and inflation rates, which have little or no bearing on our operating performance, (iii) income tax (iv) other expenses or income not related to the operation of the business.

EBITDA is not a measure of financial performance under U.S. GAAP or ROC GAAP. EBITDA should not be considered as an alternate measure of net income or operating income, as determined on a consolidated basis using amounts derived from statements of operations prepared in accordance with U.S. GAAP or ROC GAAP, as an indicator of operating performance or as cash flows from operating activity or as a measure of liquidity. EBITDA has material limitations that impair its value as a measure of a company’s overall profitability since it does not address certain ongoing costs of our business that could significantly affect profitability such as financial expenses and income taxes, depreciation, pension plan reserves or capital expenditures and associated charges. These non-GAAP measures are not in accordance with or an alternative for GAAP financial data, the non-GAAP results should be reviewed together with the GAAP results and are not intended to serve as a substitute for results under GAAP, and may be different from non-GAAP measures used by other companies.

About Chunghwa Telecom

Chunghwa Telecom (TAIEX 2412, NYSE: CHT) is Taiwan’s leading telecom service provider. Chunghwa provides fixed line, mobile, broadband access, and internet services. The Company also provides information and communication technology services to corporate customers.

Contact:	Fu-fu Shen
Phone:	+886 2 2344 5488
Email:	chtir@cht.com.tw